United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May, 2005

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Resolutions adopted at the General ordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: May 2nd, 2005

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUMA, S.A. DE C.V.

The undersigned, being the Secretary to the Board of Directors of GRUMA, S.A. de C.V., HEREBY CERTIFIES:

That the General Ordinary Shareholders' Meeting held on April 29, 2005 adopted the resolutions that are summarized as follows:

FIRST: Approval of the report and the consolidated financial statements of the Company presented to the shareholders by the Board of Directors of GRUMA, S.A. de C.V., regarding the Fiscal Year from January 1 through December 31, 2004, based on the report issued by the Statutory Auditor.

SECOND: The Annual Report of the activities performed by the Audit Committee regarding the 2004 Fiscal Year was submitted.

THIRD: Approval of the proposal for the application of results, as follows:

The fiscal year net profit, which amounted MXN$923'180,000.00 (NINE HUNDRED TWENTY-THREE MILLION ONE HUNDRED EIGHTY THOUSAND MEXICAN PESOS 00/100), was agreed to be applied as follows:

a) Increase the legal reserve to the amount of MXN$46'159,000.00 (FORTY SIX MILLION ONE HUNDRED FIFTY NINE THOUSAND MEXICAN PESOS 00/100) equivalent to five per cent of the 2004 Fiscal Year net profit, as set forth by article 20 of the Mexican Corporations Law (''Ley General de Sociedades Mercantiles'').

b) Pay as a dividend MXN$360'746,601.60 (THREE HUNDRED SIXTY MILLION, SEVEN HUNDRED FORTY SIX THOUSAND, SIX HUNDRED ONE PESOS 60/100) equivalent to MXN$0.80 (eighty cents) per share for each one of the 450,933,252 outstanding voting shares issued to be paid from the net profits account for the 2004 Fiscal Year. This payment shall be made in cash in one exhibition upon delivery of the receipt referred to in the third paragraph of article 74 of the Mexican Securities Law (''Ley General de Sociedades Mercantiles''), as of the 19th (nineteenth) day of May 2005, for which the corresponding publication shall be made for the awareness of all the shareholders.
c) Register in the account of retained profits, the remaining profit for the 2004 Fiscal Year, that is, the amount of MXN$516'274,398.40 (FIVE HUNDRED SIXTEEN MILLION TWO HUNDRED SEVENTY FOUR THOUSAND THREE HUNDRED NINETY EIGHT PESOS 40/100).

c) Register in the account of retained profits, the remaining profit for the 2004 Fiscal Year, that is, the amount of MXN$516'274,398.40 (FIVE HUNDRED SIXTEEN MILLION TWO HUNDRED SEVENTY FOUR THOUSAND THREE HUNDRED NINETY EIGHT PESOS 40/100).

d) In case any purchase is made by the Company of the Company's own shares with the Share Repurchase Fund between the date of this Meeting and the date for the payment of dividends, no dividend will be paid for the repurchased shares and the dividend corresponding to those shares will be registered in the Retained Profits account.

FOURTH: Approval of the proposal to set the maximum amount of funds that can be allocated to the purchase of the Company's own shares and submission of the report of the operations carried out with the Company's own shares in the 2004 Fiscal Year.

FIFTH: Election of the Directors and the Chairman, Secretary and Statutory Auditor, Proprietary and Alternates, and approval of their compensation for their attendance to the Board Meetings, as follows:

PROPRIETARY DIRECTORS	ALTERNATE DIRECTORS
ROBERTO GONZALEZ BARRERA	JUAN A. QUIROGA GARCIA
ROBERTO GONZALEZ MORENO	JOSE DE LA PENA ANGELINI
JUAN ANTONIO GONZALEZ MORENO	JAIRO SENISSE
EDUARDO LIVAS CANTU	ALFREDO LIVAS CANTU
CARLOS HANK ROHN	CARLOS HANK GONZALEZ
ADRIAN SADA GONZALEZ	MANUEL GUEMES DE LA VEGA
ROBERTO HERNANDEZ RAMIREZ	ESTEBAN MALPICA FOMPEROSA
ALFONSO ROMO GARZA	ADRIAN RODRIGUEZ MACEDO
BERNARDO QUINTANA ISAAC	DIEGO QUINTANA KAWAGE
JAVIER VELEZ BAUTISTA	ROBERTO RAMOS ARTEAGA
JUAN DIEZ-CANEDO RUIZ	FELIPE DIEZ-CANEDO RUIZ
JUAN MANUEL LEY LOPEZ	FRANCISCO VILLARREAL VIZCAINO
G. ALLEN ANDREAS	DAVID J. SMITH
PAUL B. MULHOLLEM	DOUGLAS J. SCHMALZ
LUIS PENA KEGEL	RAUL A. PELAEZ CANO

MR. ROBERTO GONZALEZ BARRERA was ratified as the Chairman of the Board of Directors.
MR. SALVADOR VARGAS GUAJARDO was appointed as a non-Director Secretary and MR. GUILLERMO ELIZONDO RIOS as his Alternate.
MR. HUGO LARA SILVA was appointed as Proprietary Statutory Auditor and MR. CARLOS ARREOLA ENRIQUEZ as his Alternate.
The Directors' and Statutory Auditor's compensation for their attendance to the Board Meetings was approved.

SIXTH: Appointment of the following directors as members of the Audit Committee and approval of their compensation for their attendance to the Audit Committee meetings, the execution of their duties and any previous studies and analysis made for this purpose:

AUDIT COMMITTEE

CHAIRMAN:	EDUARDO LIVAS CANTU
FINANCIAL EXPERT:	JAVIER VELEZ BAUTISTA
MEMBER:	JUAN DIEZ-CANEDO RUIZ

SEVENTH: Appointment of the special delegates for the formalization of the resolutions adopted by the shareholders' meeting.

Monterrey, N.L., May 2, 2005

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS